RMS

SE

18005993

ANNUAL AUDITED REPORT
Mail Processing Section

FORM X-17A-5
PART III

FEB 28 2018

Washington DC
408

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SEC FILE NUMBER
8-43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/217 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 3rd Avenue SE Suite 215
(No. and Street)

Cedar Rapids	Iowa	52401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Davidson — (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ
(Name – *if individual, state last, first, middle name*)

4200 University Avenue	West Des Moines	Iowa	50266
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

E.O.

OATH OR AFFIRMATION

I, Patricia A. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2020

Patricia A. Davidson
Signature

Chairman
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Trend Financial Planning Services, Ltd.

Financial Statements
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

INTELLECTUAL CAPITAL AT WORK

LWBJ®

4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515 222 5680
Fax 515 222 5681

lwbj.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
World Trend Financial Planning Services, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd. as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of World Trend Financial Planning Services, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 8 of the financial statements, the retained earnings as of December 31, 2016 has been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of World Trend Financial Planning Services, Ltd.'s management. Our responsibility is to express an opinion on World Trend Financial Planning Services, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to World Trend Financial Planning Services, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of World Trend Financial Planning Services, Ltd.'s financial statements. The supplemental information is the responsibility of World Trend Financial Planning Services, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

LWBJ, LLP

We have served as World Trend Financial Planning Services, Ltd.'s auditor since 2015.

West Des Moines, IA
February 26, 2018

World Trend Financial Planning Services, Ltd.

Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	331,788
Accounts receivable:		
Commissions		26,731
Other		31,571
Prepaid expenses		32,205
Certificate of deposit, 1.6% maturing on June 9, 2018		127,874
Fixed assets at cost, less accumulated depreciation of $109,120		128,973
Deferred rent incentive and realtor fees on sublease (Notes 6 and 8)		8,397
Investment in Argos Odyssey LLC (Note 3)		4,883
Total assets	$	692,422

Liabilities and Stockholders' Equity		
Accounts payable	$	30,055
Accrued payroll and payroll taxes		59,571
Other accrued expenses		38,992
Deferred loss on sublease (Notes 6 and 8)		10,742
Deferred rent incentive obligation (Note 6)		55,439
Deferred rent liability (Note 6)		24,722
Deferred revenue		203,422
Total liabilities		422,943
Commitments and Contingencies (Notes 2, 4 and 6)		
Stockholders' equity:		
Common stock (50,000 shares authorized, 15,790 shares issued) and outstanding; no par value)		215,000
Additional paid-in capital		304,862
Accumulated deficit (Note 8)		(250,383)
Total stockholders' equity		269,479
Total liabilities and stockholders' equity	$	692,422

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

World Trend Financial Planning Services, Ltd. (Company) operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. It is possible that, on occasion, the Company may exceed the FDIC limits for a few days. The Company does not believe it is exposed to any significant credit risk.

Certificate of Deposit: The Company utilizes certificates of deposit for excess cash. Interest is added to principal when earned. The Company does not believe it is exposed to any significant credit risk.

Investments in affiliates: Investments in affiliates, in which the Company has significant influence over but not a controlling interest, are accounted for using the equity method. This requires them to be stated at cost and adjusted for the Company's share of undistributed earnings, losses and dividends.

Receivables: Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Fixed assets: It is the Company's policy to capitalize fixed assets purchased or leased with a per unit cost more than $2,500. Fixed assets are carried at cost. Expenditures for maintenance and repairs are charged directly to expense and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to ten years.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. No indicators of impairment were identified during the year ended December 31, 2017.

Advertising costs: Costs incurred for advertising are expensed as incurred.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Advisor fees are recognized over the period for which they are earned.

Concentration of credit risk: Concentration of credit risk exists when changes in economic, industrial or geographic factors similarly affect groups of counterparts. The Company operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2017, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states as determined necessary. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2014.

Future accounting pronouncements: In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning in 2018. The Company will apply the guidance using a modified retrospective approach. Under the modified retrospective approach, the new standard would only be applied for the period beginning January 1, 2018 to new contracts and those contracts that are not yet complete at January 1, 2018, with a cumulative catch-up adjustment recorded to beginning retained earnings for existing contracts that still require performance. Management is currently evaluating the effect the standard is expected to have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which will be effective for the first quarter of 2019. ASU 2016-02 requires lessees to recognize leases with terms greater than 12 months on the balance sheet as lease assets and lease liabilities. Management is in the process of evaluating the impact of ASU 2016-02.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company's net capital ratio, net capital and net capital requirement were as follows:

Net capital ratio	9.8/1
Net capital	$ 43,055
Net capital requirement	$ 28,196

The Company filed two Notices of Net Capital below minimum amount required (SEA Rule 17a-11(b)) relating to incorrect lease accounting rule application. The first was on December 20, 2017, because of a deferred liability due to a sublease the firm entered into in 2012 that had not been previously recorded. The second was on January 30, 2018, because of a deferred rent incentive liability recorded for an office location we moved into in 2017.

Note 3. Investment in Argos Odyssey LLC

The Company has invested $10,742 in a limited liability company with Terry Lockridge & Dunn, Inc. (TLD) to lease office space in the Town Centre Building in Cedar Rapids, IA. TLD is partially owned and operated by Timothy Terry, a stockholder of the Company. World Trend Financial Planning Services, Ltd. is a 42% owner in Argos Odyssey LLC and is accounting for the investment on the equity method. During 2017, there was an operating loss from Argos Odyssey LLC due to the recognition of prepaid rent being expensed. As a result, the Investment in Argos Odyssey LLC at December 31, 2017 is $4,883. Total payments to Argos Odyssey LLC in 2017 were $62,403. Summarized financial information as of December 31, 2017, and the Company's ownership % follows:

	Total	World Trend %
Total Assets	$ 11,625	$ 4,883
Total Liabilities	$ -	$ -
Total Equity	$ 11,625	$ 4,883
Total Liabilities and Equity	$ 11,625	$ 4,883
Net income (loss)	$ (13,950)	$ (5,859)

Note 4. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of

Note 4. Indemnifications (Continued)

business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5. Related Party Transactions

The Company pays fees to TLD, for accounting services, the preparation of the corporate tax return, computer services and consulting services. The total amount expensed for these services for the year ended December 31, 2017 was $9,520.

The Company subcontracted several employees of TLD during the year ended December 31, 2017, under an expense sharing agreement. The Company reimburses 40% of wages for a few employees under this agreement. The total expensed for these services in 2017 was $113,211. $2,203 was accrued at December 31, 2017 to reflect wages through the end of the month. Other expenses are also shared under this agreement with a majority at the 40% level. The percentage shared under the agreement is reviewed as often as every six months. The most recent revision was in January 2017 when the reimbursement percentage increased from 34% to 40%. The total amount expensed in 2017, under this agreement, net of the amounts already disclosed above was $213,802. There were no additional amounts payable as of December 31, 2017.

The Company receives reimbursement from TLD-Holding, which is wholly owned and operated by Timothy Terry, for services rendered to it by an employee of the Company. The total received for these services for the year ended December 31, 2017 was $40,071.

The Company works with TLD providing consulting services for clients throughout the year. TLD collects the fees from the clients and then pays the Company for their portion. The total earned for these consulting services for the year ended December 31, 2017 was $14,691. As of December 31, 2017, $8,572 has been included as other receivables in relation to fees invoiced by TLD under this arrangement which have not yet been paid out to the Company.

Throughout the year, the Company lends funds to Tim Terry, a stockholder of the company. The interest rate received was 4% and total interest for 2017 was $5,052. As of December 31, 2017, there were no notes receivable outstanding with Tim Terry.

The Company pays consulting support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total expensed for these services for the year ended December 31, 2017 was $60,000.

Note 6. Rent Commitments

The Argos Odyssey LLC office lease in the Town Centre building in Cedar Rapids, Iowa commenced in February 2017 and expires in January 2027, with four five-year options to extend the lease to January 2047. Due to the variable rent amounts over the term of the lease, there is a deferred rent liability in the amount of $24,722 at December 31, 2017.

The Company previously rented office space in Cedar Rapids, Iowa, from Terry Family Trust, a related party. Total rent expensed for this space for the year ended December 31, 2017 was $2,088. The lease expires in August 2019; however, an assignment agreement has been signed with Second Succession, LLC (Town Centre building owner) to make these payments. If Second Succession LLC fails to make the payments on a timely basis, then Argos Odyssey LLC (a related party) must step in to make the payments. Any payments made by Argos Odyssey LLC may be deducted from current rent payments

Note 6. Rent Commitments (Continued)

owed to Second Succession LLC. During 2017, $22,965 was paid by the Company; and subsequently reimbursed. A deferred rent incentive obligation of $61,599 was recorded for the benefit derived from the lease assumption. The balance at December 31, 2017 is $55,439.

The Company rents office space in Iowa City, Iowa, from TLD-WT, LLC, which is owned in part by key employees of the Company. The total rent paid for Iowa City office space for the year ended

December 31, 2017 was $148,752. The lease expires in September 2021, with two five-year options to extend the lease to September 2031. The Company subleases part of the building to a tenant at a rate below what is being paid by the Company. Therefore, as of December 31, 2017, there is a deferred loss on sublease of $10,742. Additionally, there is a deferred rent incentive attributable to a rent holiday and deferred realtor fees on this unit. As of December 31, 2017, the total amount of these is $8,397.

The future minimum payments due on all operating leases are as follows:

Year Ending December 31:	Total	TLD-WT LLC	Argos Odyssey LLC	Terry Family Trust
2018	$ 243,727	$ 148,752	$ 69,922	$ 25,053
2019	237,291	148,752	71,837	16,702
2020	242,371	148,752	93,619	-
2021	207,149	111,564	95,585	-
2022	95,585	-	95,585	-
Thereafter	390,305	-	390,305	-
(a)	$ 1,416,428	$ 557,820	$ 816,853	$ 41,755

(a) Minimum payments have not been reduced by minimum sublease rentals of $169,845 due in the future under noncancelable leases: $83,871 in 2018, $71,555 in 2019 and $14,420 in 2020.

The following schedule shows the composition of total rental expense for all operating leases for the year ended December 31, 2017:

Minimum rentals	$ 299,833
Contingent rentals	-
Less: Sublease rentals	61,228
	$ 238,605

Note 7. Retirement Plan

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $38,864.

Note 8. Accounting Error Correction

The accounting for a sublease of office space in Iowa City was previously in error. The error was discovered, and the subsequent correction made in 2017. The cumulative effect of the error was recorded as of January 1,

Note 8. Accounting Error Correction (Continued)

2017. The balances, as corrected at January 1, 2017, were:

	As previously reported	As corrected
Deferred rent incentive and realtor fees on sublease	$0	$12,977
Deferred loss on sublease	$0	$16,601
Retained earnings	$53,189	$49,565